Exhibit 99.1

BioBlast Pharma Reports Fourth Quarter and Full Year 2015

Financial Results

New Haven, Connecticut – February 23, 2016 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the fourth quarter and fiscal year ended December 31, 2015.

“During the fourth quarter of 2015 BioBlast released interim clinical data in which positive safety and efficacy signals were observed for trehalose 90mg/mL IV solution in our lead Phase 2 open label clinical program,” said Colin Foster, President and CEO. “Between the recent appointments of a new, highly experienced global leadership team, and results of our lead Phase 2 open label clinical program, we believe we are well positioned to create fundamental value in 2016.”

Fourth Quarter 2015 and Recent Corporate Highlights:

•	On October 27, 2015, the Company announced interim results from its HOPEMD Phase 2 open label clinical study with its lead compound, trehalose 90mg/mL IV solution, in 25 patients with oculopharyngeal muscular dystrophy (OPMD).
o	In this interim analysis, trehalose 90mg/mL IV solution appeared to be safe and well-tolerated with no drug-related serious adverse events.
o	An early positive efficacy signal was observed in important disease features that lead to the major, degenerative disabilities of OPMD (swallowing and muscle weakness).
o	Two tests performed to evaluate dysphagia (difficulties with swallowing) showed improvements over baseline in these patients. Additionally, several muscle strength and function tests showed improvement over baseline in these patients.
o	Interim results of this study suggest that trehalose 90mg/mL IV administered weekly may be safe and effective in the treatment of OPMD.
•	On December 9, 2015, the Company announced that based on the preliminary data from the HOPEMD Phase 2 open label study, it intends to conduct a double-blind, placebo-controlled, Phase 2b study to augment the existing data package for trehalose IV solution and to further guide the design of a future pivotal Phase 3 study.
•	During the fourth quarter of 2015, the company significantly augmented its leadership team with several senior executive hires. The Company has appointed Theresa (Terri) Stevens, a former Aptalis and Novartis executive, to the newly-created position of Chief Corporate Development Officer. Warren Wasiewski, M.D. has been appointed Chief Medical Officer and Vice President, Research & Development. Dr. Wasiewski was formerly Vice President of Clinical Development at Neurotrope BioScience and separately Alexion Pharmaceuticals. Leigh Cherry has been appointed Vice President Manufacturing. Ms. Cherry was formerly Executive Director and Value Chain Leader at Merck. In addition, in January, 2016, the Company announced the appointment of Robert W. (Bob) Cook as Chief Financial Officer. Mr. Cook brings 25 years of international experience in senior financial leadership roles in the healthcare, finance, pharmaceutical, and medical technology sectors.

Fourth Quarter and Full Year 2015 Financial Results:

•	Research and development (R&D) expenses for the fourth quarter of 2015 amounted to $1.9 million, a 12% increase over the $1.7 million recorded in the third quarter of 2015 but approximately 5% less than the $2.0 million incurred in the fourth quarter of 2014. The increase compared with the third quarter was primarily due to $0.2 million in expenses associated with salaries and related share-based compensation.
•	Full year 2015 R&D expenses amounted to $7.7 million compared with $4.4 million in 2014. The increase was primarily due to an increase of $1.1 million in clinical study and manufacturing related-expenses associated with the trehalose 90mg/mL IV solution platform, a $0.1 million increase in clinical study and manufacturing-related expenses associated with the mitochondrial protein replacement (mPRT) platform, a $1.0 million increase in professional services, and $0.9 million increase in salaries, including related share-based compensation.
•	Pre-commercialization expenses for the fourth quarter of 2015 were $0.6 million and consisted primarily of $0.3 million in professional services and $0.3 million in salaries and related share-based compensation. This compares with pre-commercialization expenses of $0.2 million incurred in the third quarter of 2015. There were no pre-commercialization expenses recorded in the fourth quarter of 2014.
•	Full year 2015 pre-commercialization expenses amounted to $0.8 million. There were no pre-commercialization expenses incurred in full year 2014.
•	General and administrative (G&A) expenses for the fourth quarter of 2015 increased to $2.4 million, compared with $1.6 million in the third quarter of 2015 and $1.2 million in the fourth quarter of 2014. The increase compared with the third quarter is primarily a result of an increase of $0.5 million in expenses related to professional services, $0.1 million increase in salaries and related share-based compensation expense, and $0.2 million in other general and administrative expenses.
•	Full year 2015 G&A expenses amounted to $7.0 million compared with $2.6 million in 2014. The increase was primarily due to $2.1 million increase in salaries and related share-based compensation, $0.9 million increase in professional services, and $1.4 million in other general and administrative expenses.
•	Net loss for the fourth quarter of 2015 was $4.8 million, or $0.34 per share, compared with a net loss of $3.6 million, or $0.25 per share, in the third quarter of 2015, and a net loss of $3.2 million, or $0.22 per share, in the fourth quarter of 2014.
•	Net loss for the full year 2015 was $15.4 million compared with a net loss of $7.0 million in 2014.

Balance Sheet Highlights:

•	Cash and cash equivalents (including short-term bank deposits) totaled $19.3 million as of December 31, 2015, compared with $32.6 million on December 31, 2014, and $23.1 million on September 30, 2015. The decrease compared with December 31, 2014 reflects the cash used in operations during the period.
•	Shareholders' equity totaled $17.9 million as of December 31, 2015, compared with $30.7 million on December 31, 2014, and $22.1 million on September 30, 2015. At December 31, 2015, there were 14,230,480 of the Company’s ordinary shares outstanding.

About BioBlast Pharma Ltd.

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on a deep understanding of disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. BioBlast was founded in 2012 and is traded on the NASDAQ under the symbol "ORPN". For more information, please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses creating value, the timing and advancement of its product candidates, the clinical trial approval process, including discussions with regulatory authorities, initiating future clinical trials and whether such trials will be considered pivotal or not, potential uses of its product candidates for various indications, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bio Blast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bio Blast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, Bio Blast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:
Matthew P. Duffy

Managing Director

LifeSci Advisors, LLC

Telephone: +1 212.915.0685 direct

Bio Blast Pharma Ltd

Consolidated Statements of Operations

(U.S. dollars in thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014*
	(unaudited)	(unaudited)	(unaudited)
Research and development	$1,887	$2,047	$7,694	$4,441
Pre Commercialization	563	-	829	-
General and administrative	2,383	1,150	6,953	2,639
Total operating expenses	4,833	3,197	15,476	7,080
Financial Income, net	(20)	(45)	(135)	(58)
Net comprehensive loss	4,813	3,152	15,341	7,022
Taxes on income	16	-	24	-
Net loss attributable to holders of Ordinary shares	$4,829	$3,152	$15,365	$7,022
Net basic and diluted loss per share	$0.34	$0.22	$1.08	$0.57
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	14,230,480	14,230,480	14,230,480	12,259,600

Bio Blast Pharma Ltd

Consolidated Balance Sheet Data

(U.S. dollars in thousands)

ASSETS

	December 31,	December 31,
	2015	2014*
	(unaudited)
Current assets:
Cash and cash equivalents	$7,286	$10,583
Short term bank deposits	12,046	22,028
Receivables and prepaid expenses	1,060	274
Total current assets	20,392	32,885

Long-term assets:
Long-term deposit	33	9
Property and equipment, net	91	60
Total long-term assets	124	69

Total assets	$20,516	$32,954

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$1,412	$1,285
Other accounts payable	1,102	995
Total current liabilities	2,514	2,280

Long-term liabilities:
Accrued severance pay	70	-
Total long-term liabilities	70	-

Shareholders’ equity:
Share capital	39	39
Additional paid-in capital	41,680	39,057
Accumulated deficit	(23,787)	(8,422)

Total shareholders’ equity	17,932	30,674

Total liabilities and shareholders’ equity	$20,516	$32,954

Bio Blast Pharma Ltd

Consolidated Cash Flow Data

(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014*
	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(4,829)	$(3,152)	$(15,365)	$(7,022)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	7	2	17	5
Stock based compensation	653	431	2,623	736
Interest on short term deposit	80	(28)	(18)	(28)
Change in operating assets and liabilities:
Receivables and prepaid expenses	(326)	73	(786)	(245)
Long term deposit	-	1	(24)	(4)
Trade payables	605	643	127	1,239
Other accounts payable	147	562	107	910
Accrued severance pay	19	-	70	-
Net cash used in operating activities	(3,644)	(1,468)	(13,249)	(4,409)

Cash flow from investing activities:
Short term bank deposits	6,000	(22,000)	10,000	(22,000)
Purchase of property and equipment	(17)	(7)	(48)	(63)
Net cash provided by (used in) investing activities	5,983	(22,007)	9,952	(22,063)

Cash flow from financing activities:

Issuance of shares, net	-	(70)	-	36,785
Net cash provided by (used in) financing activities	-	(70)	-	36,785

Increase (decrease) in cash and cash equivalents	2,339	(23,545)	(3,297)	10,313

Cash and cash equivalents at the beginning of the period	4,947	34,128	10,583	270

Cash and cash equivalents at the end of the period	$7,286	$10,583	$7,286	$10,583

*	Derived from the Company’s audited financial statements for the year ended December 31, 2014.